SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

RED LION HOTELS CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

756764106

(CUSIP Number)

Christopher Shackelton/Adam Gray

105 Rowayton Avenue

Rowayton, CT 06853

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 12, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 756764106

1.	Names of reporting persons. Coliseum Capital Management, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,250,364
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,250,364

11.	Aggregate amount beneficially owned by each reporting person 3,250,364
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 13.4%
14.	Type of reporting person (see instructions) IA

CUSIP No. 756764106

1.	Names of reporting persons. Coliseum Capital, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,352,457
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,352,457

11.	Aggregate amount beneficially owned by each reporting person 2,352,457
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 9.7%
14.	Type of reporting person (see instructions) OO

CUSIP No. 756764106

1.	Names of reporting persons. Coliseum Capital Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,352,457
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,352,457

11.	Aggregate amount beneficially owned by each reporting person 2,352,457
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 9.7%
14.	Type of reporting person (see instructions) PN

CUSIP No. 756764106

1.	Names of reporting persons. Adam Gray
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,250,364
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,250,364

11.	Aggregate amount beneficially owned by each reporting person 3,250,364
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 13.4%
14.	Type of reporting person (see instructions) IN

CUSIP No. 756764106

1.	Names of reporting persons. Christopher Shackelton
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,250,364
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,250,364

11.	Aggregate amount beneficially owned by each reporting person 3,250,364
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 13.4%
14.	Type of reporting person (see instructions) IN

CUSIP No. 756764106

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Red Lion Hotels Corporation (the “Issuer”), a Washington corporation. The principal executive offices of the Issuer are located at 1550 Market St. #350, Denver, Colorado 80202.

Item 2. Identity and Background.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons and the information regarding them, are as follows:

(a)	This Schedule 13D is filed by:

•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

•	Adam Gray (“Gray”); and

•	Christopher Shackelton (“Shackelton”).

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”.

(b)	The business address of the Reporting Persons is 105 Rowayton Avenue, Rowayton, CT 06853.

(c)	The present principal occupation or employment of each of the Reporting Persons and the name, principal business and address of any corporation or other organization in which such employment is conducted is as follows:

CCM is the investment adviser to CCP, which is an investment limited partnership. CC is the General Partner of CCP. Gray and Shackelton are the managers of CC and CCM.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship or place of organization for each of the Reporting Persons is listed in Row 6 of the cover pages hereto.

Item 3. Source and Amount of Funds or Other Consideration.

The source and amount of funds used in purchasing the Common Stock by the Reporting Persons and a separate account investment advisory client of CCM (the “Separate Account”) were as follows:

CUSIP No. 756764106

Purchaser	Source of Funds	Amount
CCP	Working Capital	$28,274,303.75	(1)
Separate Account	Working Capital	$10,791,986.70	(2)

(1)	Pursuant to the HNA Purchase Agreement (as defined below), CCP purchased 2,705,675 shares of Common Stock at a stated value of $10.45 per share.
(2)	Pursuant to the HNA Purchase Agreement, the Separate Account purchased 1,032,726 shares of Common Stock at a stated value of $10.45 per share.

Item 4. Purpose of Transaction.

Securities Purchase Agreement with HNA RLH Investments LLC

On June 12, 2018, HNA RLH Investments LLC, a Delaware limited liability company (“HNA”), entered into a Securities Purchase Agreement (the “HNA Purchase Agreement”) with CCP and the Separate Account. Pursuant to the HNA Purchase Agreement, (a) CCP purchased from HNA 2,705,675 shares of Common Stock of the Issuer at a purchase price of $10.45 per share for an aggregate purchase price of $28,274,303.75 and (b) the Separate Account purchased from HNA 1,032,726 shares of Common Stock of the Issuer at a purchase price of $10.45 per share for an aggregate purchase price of $10,791,986.70.

The foregoing summary of the HNA Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the HNA Purchase Agreement, which is filed as Exhibit 2 to this Schedule 13D and is incorporated by reference herein.

Securities Purchase Agreement with Scott R. Grossman

On June 15, 2018, Scott R. Grossman (“Grossman”) entered into a Securities Purchase Agreement (the “Grossman Purchase Agreement”) with CCP and the Separate Account. Pursuant to the Grossman Purchase Agreement, Grossman purchased from (a) CCP 6,926 shares of Common Stock of the Issuer at a purchase price of $10.45 per share for an aggregate purchase price of $72,376.70 and (b) the Separate Account 2,643 shares of Common Stock of the Issuer at a purchase price of $10.45 per share for an aggregate purchase price of $27,619.35.

The foregoing summary of the Grossman Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Grossman Purchase Agreement, which is filed as Exhibit 3 to this Schedule 13D and is incorporated by reference herein.

Securities Purchase Agreement with Litowitz Family L.L.C.

On June 15, 2018, Litowitz Family L.L.C., a Delaware limited liability company (“Litowitz”), entered into a Securities Purchase Agreement (the “Litowitz Purchase Agreement”) with CCP and the Separate Account. Pursuant to the Litowitz Purchase Agreement, Litowitz purchased from (a) CCP 346,292 shares of Common Stock of the Issuer at a purchase price of $10.45 per share for an aggregate purchase price of $3,618,751.40 and (b) the Separate Account 132,176 shares of Common Stock of the Issuer at a purchase price of $10.45 per share for an aggregate purchase price of $1,381,239.20.

The foregoing summary of the Litowitz Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Litowitz Purchase Agreement, which is filed as Exhibit 4 to this Schedule 13D and is incorporated by reference herein.

CUSIP No. 756764106

General

The Reporting Persons acquired the Issuer’s securities for investment purposes, and such purposes were made in the Reporting Persons’ ordinary course of business. In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Issuer’s securities at times, and in such manner (including pursuant to hedging transactions), as they deem advisable to benefit from changes in market prices of the Issuer’s securities, changes in the Issuer’s operations, business strategy or prospects, or from a sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons routinely will monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons’ modifying their ownership of the Issuer’s securities, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional securities of the Issuer or dispose of all of the Issuer’s securities beneficially owned by them, in public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5. Interest in Securities of the Issuer.

(a) – (b) The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 24,211,174 shares of Common Stock outstanding as of April 30, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2018.

(c)	The Reporting Persons effected the following transactions in the Common Stock on the dates indicated and such transactions are the only transactions in the Common Stock by the Reporting Persons in the sixty (60) days preceding the date of this Schedule 13D.

Name	Purchase or Sale	Date	Number of Shares	Weighted Average Price Per Share
CCP	Private Placement Purchase	6/12/2018	2,705,675	$10.45
Separate Account	Private Placement Purchase	6/12/2018	1,032,726	$10.45
CCP	Private Placement Sale	6/15/2018	6,926	$10.45
Separate Account	Private Placement Sale	6/15/2018	2,643	$10.45
CCP	Private Placement Sale	6/15/2018	346,292	$10.45
Separate Account	Private Placement Sale	6/15/2018	132,176	$10.45

CUSIP No. 756764106

(d)	Except as set forth in Item 6 hereof, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein.

(e)	Not applicable.

The information in Items 4 and 6 hereof is incorporated by reference herein.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

CCM is an investment adviser whose clients, including CCP and the Separate Account, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. CC is the general partner of CCP. Gray and Shackelton are the managers of CC and CCM.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments hereto. A copy of such agreement is attached as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

The information in Item 4 is incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement, dated as of June 19, 2018, by and among the Reporting Persons

2	Securities Purchase Agreement, dated as of June 12, 2018, between HNA, CCP, and the Separate Account

3	Securities Purchase Agreement, dated as of June 15, 2018, between Grossman, CCP, and the Separate Account

4	Securities Purchase Agreement, dated as of June 15, 2018, between Litowitz, CCP, and the Separate Account

CUSIP No. 756764106

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: June 19, 2018

COLISEUM CAPITAL MANAGEMENT, LLC		CHRISTOPHER SHACKELTON

By:	/s/ Thomas Sparta	By:	/s/ Thomas Sparta
	Thomas Sparta, Attorney-in-fact		Thomas Sparta, Attorney-in-fact

COLISEUM CAPITAL, LLC		ADAM GRAY

By:	/s/ Thomas Sparta	By:	/s/ Thomas Sparta
	Thomas Sparta, Attorney-in-fact		Thomas Sparta, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.

By:	Coliseum Capital, LLC, General Partner

By:	/s/ Thomas Sparta
Thomas Sparta, Attorney-in-fact